April 2, 2009

TSX Venture Exchange Symbol: OK

Orko Silver Corp. Announces Intention to Terminate Securities and Exchange Commission Reporting Obligations in the United States

VANCOUVER, British Columbia - Orko Silver Corp. – (the “Company” or “Orko”) announces that it intends to file a Form 15F with the U.S. Securities and Exchange Commission (the "SEC") with the intention of voluntarily terminating the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company expects that its termination of registration will be accepted by the SEC on or before 90 days after the date hereof.  As a result of this filing, Orko’s reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F, and reports on Form 6-K, will immediately be suspended.

Orko will continue to comply with its Canadian continuous disclosure obligations by making filings with applicable Canadian securities regulators via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. These continuous disclosure filings will include the Company’s consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles and other financial related information. Orko’s common shares will continue to trade in Canada on the TSX Venture Exchange (the "TSX-V") under the symbol "OK".

Orko is current with all of its reporting requirements under the Exchange Act and is not listed on any U.S. exchange. Orko will be classified under SEC guidelines as an “Accelerated Filer” for the fiscal year ended October 31, 2008. As an Accelerated Filer, Orko would be required to obtain an auditor attestation report on the internal controls of the Company. Due to the substantial cost related to the auditor attestation report in relation to the Company’s size, Orko has decided to terminate its reporting obligations before the attestation report comes due.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .